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[redacted]

SEC
Mail Processing
Section

MAR 02 2012

Washington, DC
123

UNIT
SECURITIES AND E
Washing

12013905

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OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
[redacted]

8-68587

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: 7M Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

201 S. College Street, Suite 2385
(No. and Street)

Charlotte (City) North Carolina (State) 28244 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Leroy Davis 704-899-5962
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Frazier & Deeter, LLC
(Name – *if individual, state last, first, middle name*)

600 Peachtree Street, N.E., Ste 1900 (Address) Atlanta (City) Georgia (State) 30308 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/15

OATH OR AFFIRMATION

I, Leroy Davis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of 7M Securities, LLC, as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Partner

Title

Notary Public

DAVID M WALLACE
Notary
Public
My Comm. Exp.
DECEMBER 18, 2012
MECKLENBURG CO., NC

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

7M SECURITIES, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2011

FRAZIER & DEETER, LLC
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

7M SECURITIES, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2011

7M SECURITIES, LLC

Table of Contents

December 31, 2011

FRAZIER & DEETER, LLC
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

600 Peachtree Street, N.E., Suite 1900, Atlanta, Georgia 30308
main 404.253.7500 fax 404.253.7501 www.frazierdeeter.com

INDEPENDENT AUDITORS' REPORT

To Board of Managers
7M Securities, LLC
Charlotte, NC

We have audited the accompanying statement of financial condition of 7M Securities, LLC (the Company) as of December 31, 2011, and the related statements of operations, members' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of 7M Securities, LLC as of December 31, 2011, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The Supplemental Schedules I and II are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

February 24, 2012

7M SECURITIES, LLC

Statement of Financial Condition

December 31, 2011

Assets	
Cash	$ 142,406
Total Assets	$ 142,406
Liabilities and Members' Equity	
Liabilities:	
Accounts payable	$ 5,209
Due to related party	100,000
Total liabilities	105,209
Commitments	
Members' Equity	37,197
Total Liabilities and Members' Equity	$ 142,406

See notes to financial statements.

7M SECURITIES, LLC

Statement of Operations

Year Ended December 31, 2011

Financial advisory fees	$	1,916,753
Operating expenses:		
Commissions		1,570,160
Wages and benefits - related party		276,187
Professional fees		28,982
Rent - related party		1,200
Other operating expenses		29,597
Total operating expenses		1,906,126
Net income	$	10,627

See notes to financial statements.

7M SECURITIES, LLC

Statement of Members' Equity

For the Year Ended December 31, 2011

Balance, December 31, 2010	$	21,570
Contributions		5,000
Net income		10,627
Balance, December 31, 2011	$	37,197

See notes to financial statements.

7M SECURITIES, LLC

Statement of Cash Flows

Year Ended December 31, 2011

Increase (Decrease) in Cash	
Cash flows from operating activities:	
Net income	$ 10,627
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in assets and liabilities:	
Accounts payable	5,209
Due to related party	99,900
Net cash provided by operating activities	115,736
Cash flows from financing activities:	
Contributions	5,000
Net cash provided by financing activities	5,000
Net increase in cash	120,736
Cash, beginning of year	21,670
Cash, end of year	$ 142,406

See notes to financial statements.

Note 1 - Description of business and summary of significant accounting policies:

7M Securities, LLC (the Company) was incorporated in the state of North Carolina on March 3, 2010 for the purpose of becoming qualified as a licensed broker/dealer. In 2011, the Company became licensed as a broker/dealer and began operations providing merger and acquisition services to middle market companies and private equity firms.

Basis of presentation

The Company has adopted Financial Accounting Standards Board (FASB) Codification (Codification). The Codification is the single official source of authoritative accounting principles generally accepted in the United States of America (U.S. GAAP) recognized by the FASB to be applied by nongovernmental entities. All of the Codification's content carries the same level of authority.

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue

The Company enters into contracts with customers to provide investment banking services. These contracts generally contain a success fee that is contingent upon the closing of a transaction. The contingent success fee is recognized as revenue upon the achievement of the contingent event, which is generally the successful closing of the transaction.

Income taxes

The Company is organized as a limited liability company and has elected to be treated as a partnership for income tax purposes. The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authority, based on the technical merits of the position. Tax years that remain subject to examination by major tax jurisdictions date back to the year ended December 31, 2010. All federal and state income tax positions taken or anticipated to be taken in the income tax returns are attributable to the members and not to the entity. The

Note 1 - Description of business and summary of significant accounting policies - continued:

Income taxes - continued

income and losses of the Company are included in the members' personal tax returns. As of December 31, 2011, there are no known items which would result in a material accrual related to where the Company has federal or state attributable tax positions.

Subsequent events

The Company has evaluated subsequent events through February 24, 2012, which is the date these financial statements were available to be issued. All subsequent events, if any, requiring recognition as of December 31, 2011, have been incorporated into these financial statements.

Note 2 - Transactions with related parties:

The Company is under common ownership with 7 Mile Advisors, LLC (7MA). The Company and 7MA have entered into a management services agreement (Agreement). In accordance with the terms of the Agreement, 7MA charges the Company a portion of the general and administrative expenses incurred by 7MA based on amount used by the Company. These expenses include: (a) management and administrative salaries, wages, and benefits; (b) shared facilities costs; and (c) other miscellaneous general and administrative expenses. For the year ended December 31, 2011, included in wages and benefits - related party was $276,187 of allocated costs, included in rent - related party was $28,982 of allocated costs, and included in other operating expenses was $26,034 of allocated costs, charged to the Company under the Agreement.

Employees of the Company and of 7MA are eligible to participate in the profit sharing plan (the "Plan"). After completing one year of service, each participant is eligible to receive a discretionary employer contribution each year. The Company does not have any employees but is allocated a portion of salaries from 7MA including a profit sharing contribution. For the year ended December 31, 2011, 7MA allocated to the Company contributions of $100,000, which was recorded in due to related parties at December 31, 2011 and recognized as wages and benefits in the statement of operations for the year then ended.

Note 3 - Concentration of credit risk:

The Company maintains its cash in bank deposits, which at times may exceed federally-insured limits. The Company has not experienced any losses in such accounts.

Note 4 - Significant customers:

Three customers accounted for 100% of total revenue for the year ended December 31, 2011.

Note 5 - Commitments:

The Company leases office space from a related party (see Note 2) through November 30, 2014. The Company has lease commitments of $1,200 in 2012 and 2013 and $1,100 in 2013. The Company recorded rent expense of $1,200 for the year ended December 31, 2011.

Note 6 - Net capital requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2011, the Company had net capital of $37,197 which was $30,183 in excess of its required net capital of $7,014. The Company's aggregate indebtedness to net capital ratio was 238% at December 31, 2011.

Note 7 - Possession or control requirements:

The Company does not have any possession or control of customer funds or securities.

SUPPLEMENTAL INFORMATION

7M SECURITIES, LLC

Schedule 1: Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2011

COMPUTATION OF NET CAPITAL

Total members' equity from statement of financial condition		$ 37,197
Deduct members' equity not allowable for net capital		-
Total members' equity qualified for net capital		37,197
Add:		
Subordinated borrowings allowable in computation of net capital		-
Other (deductions) or allowable credits		-
Total capital and allowable subordinated borrowings		37,197
Deductions and/or charges:		
Total nonallowable assets - accounts receivable	$ -	
Other additions and/or allowable credits	-	-
Net capital before haircuts on securities positions (tentative net capital)		37,197
Subordinated securities borrowings	-	
Trading and investment securities:		
Exempted securities	-	
Debt securities	-	
Options	-	
Other securities	-	
Undue concentrations	-	
Other - UBS	-	-
Net capital		$ 37,197

See independent auditors' report.

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total liabilities from statement of financial condition (less deferred income taxes)	$	105,209
Add:		
Drafts for immediate credit		-
Market value of securities borrowed for which no equivalent value is paid or credited		-
Other unrecorded amounts		-
Total aggregate indebtedness	$	105,209

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required	$	7,014
Minimum dollar requirement	$	5,000
Net capital requirement	$	7,014
Excess net capital at 1500%	$	30,183
Excess net capital at 1000%	$	26,676
Percentage of aggregate indebtedness to net capital		282.84 %

RECONCILIATION WITH COMPANY'S COMPUTATION

Net capital, as reported in Company's Part II (Unaudited) FOCUS report	$	37,197
Net audit adjustments		-
Net capital per previous page	$	37,197

See independent auditors' report.

7M SECURITIES, LLC

Schedule 2: Exemption from SEC Rule 15c3-3

December 31, 2011

Note: Exemption from SEC Rule 15c3-3 is claimed under Regulation Section (k)(2)(i).

FRAZIER & DEETER, LLC
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

600 Peachtree Street, N.E., Suite 1900, Atlanta, Georgia 30308
main 404.253.7500 fax 404.253.7501 www.frazierdeeter.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5

To the Stockholder
7M Securities, LLC
Charlotte, NC

In planning and performing our audit of the financial statements and supplemental schedules of 7M Securities, LLC (the Company) as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

- Making quarterly securities examinations, counts, verifications, comparisons;
- Recordation of differences required by Rule 17a-13, and
- Complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of

controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance. A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011 to meet the SEC's objectives.

This report is intended solely for the use of the members, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

February 24, 2012